
THE
NORTH WEST
COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

December 11, 2009



Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS THIRD QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. Third Quarter Interim Financial Statements
4. Interim MD&A – Third Quarter
5. News Release – Third Quarter

Should you require further information, please feel free to contact me at contact information listed below.

Yours truly,

Paulina Hiebert
Vice President Legal & Secretary

Telephone: (204) 934-1756
Fax: (204) 934-1317
Email Address: phiebert@northwest.ca


Northern

NorthMART

GIANT TIGER


COSTULESS

ENTERPRISING · SINCE 1668

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of North West Company Fund (the "issuer") for the interim period ended October 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      i. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2009 and ended on October 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: December 10, 2009

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of North West Company Fund (the "issuer") for the interim period ended October 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

  a. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

     i. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

     ii. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

  b. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2009 and ended on October 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: December 10, 2009

"Léo P. Charrière"

____
Executive Vice-President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)		October 31 2009		October 31 2008		January 31 2009
ASSETS						
Current assets						
Cash	$	**36,298**	$	28,121	$	25,730
Accounts receivable		**61,809**		59,676		68,485
Inventories (Notes 2, 3)		**197,442**		198,231		181,780
Prepaid expenses		**6,668**		6,513		5,845
Future income taxes		**4,630**		447		3,248
Total Current Assets		**306,847**		292,988		285,088
Property and equipment		**256,650**		237,727		248,856
Other assets		**22,626**		21,266		20,360
Intangible assets		**18,904**		15,032		15,900
Goodwill		**28,210**		30,685		32,372
Future income taxes		**8,230**		7,031		6,597
Total Assets	$	**641,467**	$	604,729	$	609,173
LIABILITIES						
Current liabilities						
Bank advances (Note 4)	$	**3,444**	$	9,002	$	5,974
Accounts payable and accrued liabilities		**113,274**		102,857		116,297
Income taxes payable		**5,427**		3,194		2,549
Current portion of long-term debt (Note 5)		**960**		48,671		49,327
Total Current Liabilities		**123,105**		163,724		174,147
Long-term debt (Note 5)		**227,726**		165,034		157,725
Other long-term liabilities		**4,653**		2,798		2,891
Total Liabilities		**355,484**		331,556		334,763
EQUITY						
Capital		**165,133**		165,133		165,133
Unit purchase loan plan (Note 6)		**(9,453)**		(11,407)		(11,296)
Contributed surplus		**1,569**		1,567		1,569
Retained earnings		**124,650**		109,698		110,475
Accumulated other comprehensive income (Note 7)		**4,084**		8,182		8,529
Total Equity		**285,983**		273,173		274,410
Total Liabilities and Equity	$	**641,467**	$	604,729	$	609,173

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**Three Months Ended October 31 2009**	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
SALES	**$ 360,764**	$ 359,081	**$ 1,073,854**	$ 1,016,907
Cost of sales, selling and administrative expenses	**(324,702)**	(325,559)	**(975,926)**	(926,821)
Net earnings before amortization, interest and income taxes	**36,062**	33,522	**97,928**	90,086
Amortization	**(8,887)**	(8,126)	**(26,252)**	(23,644)
	27,175	25,396	**71,676**	66,442
Interest	**(1,398)**	(2,385)	**(4,198)**	(6,510)
	25,777	23,011	**67,478**	59,932
Provision for income taxes	**(807)**	(946)	**(5,892)**	(4,198)
NET EARNINGS FOR THE PERIOD	**$ 24,970**	$ 22,065	**$ 61,586**	$ 55,734
Retained earnings, beginning of period as previously reported	**116,129**	103,114	**110,475**	100,526
Accounting policy changes (Note 2)	**-**	-	**-**	(119)
Retained earnings, as restated	**116,129**	103,114	**110,475**	100,407
Distributions (Note 10)	**(16,449)**	(15,481)	**(47,411)**	(46,443)
RETAINED EARNINGS, END OF PERIOD	**$ 124,650**	$ 109,698	**$ 124,650**	$ 109,698
NET EARNINGS PER UNIT				
Basic	**$ 0.52**	$ 0.46	**$ 1.29**	$ 1.17
Diluted	**$ 0.51**	$ 0.46	**$ 1.27**	$ 1.16
Weighted Average Number of Units Outstanding (000's)				
Basic	**47,810**	47,722	**47,780**	47,717
Diluted	**48,466**	48,433	**48,457**	48,427

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	**Three Months Ended October 31 2009**	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
NET EARNINGS	**$ 24,970**	$ 22,065	**$ 61,586**	$ 55,734
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**74**	5,586	**(4,445)**	6,168
Other comprehensive income (loss) (Note 7)	**74**	5,586	**(4,445)**	6,168
COMPREHENSIVE INCOME	**$ 25,044**	$ 27,651	**$ 57,141**	$ 61,902

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**Three Months Ended October 31 2009**	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 24,970**	$ 22,065	**$ 61,586**	$ 55,734
Non-cash items				
Amortization	**8,887**	8,126	**26,252**	23,644
Future income taxes	**(1,776)**	(1,833)	**(3,739)**	(1,677)
Unit purchase loan plan compensation (Note 8)	**-**	597	**-**	597
Amortization of deferred financing costs	**56**	47	**191**	140
Loss on disposal of property and equipment	**30**	20	**4**	30
	32,167	29,022	**84,294**	78,468
Change in non-cash working capital	**(3,909)**	(1,074)	**(11,576)**	(26,481)
Change in other non-cash items	**(2,387)**	(530)	**(2,432)**	(2,750)
Operating activities	**25,871**	27,418	**70,286**	49,237
Investing Activities				
Business acquisitions (Note 13)	**(3,232)**	(1,466)	**(15,385)**	(7,656)
Purchase of property and equipment	**(9,953)**	(14,384)	**(32,299)**	(28,152)
Proceeds from disposal of property and equipment	**6**	12	**14**	3,294
Investing activities	**(13,179)**	(15,838)	**(47,670)**	(32,514)
Financing Activities				
Change in bank advances and short-term notes	**(1,302)**	(1,772)	**(1,879)**	3,194
Net repayments under unit purchase loan plan	**524**	112	**1,843**	935
Increase in long-term debt	**11,401**	12,564	**83,335**	56,089
Repayment of long-term debt	**(113)**	(111)	**(44,550)**	(18,304)
Distributions (Note 10)	**(16,449)**	(15,481)	**(50,797)**	(52,248)
Financing activities	**(5,939)**	(4,688)	**(12,048)**	(10,334)
NET CHANGE IN CASH	**$ 6,753**	$ 6,892	**$ 10,568**	$ 6,389
Cash, beginning of period	**29,545**	21,229	**25,730**	21,732
CASH, END OF PERIOD	**$ 36,298**	$ 28,121	**$ 36,298**	$ 28,121
Supplemental disclosure of cash paid for:				
Interest expense	$ 373	$ 1,783	**$ 3,129**	$ 6,251
Income taxes	$ 2,158	$ 1,582	**$ 5,881**	$ 5,979

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2008 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Adopted in 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009, the Company adopted the requirements of EIC Abstract 173 Credit Risk and the Fair Value of Financial Assets and Liabilities. This Abstract requires entities to consider its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's results or financial position.

Adopted in 2008

Goodwill and Intangible Assets

Effective February 1, 2008, the Company adopted the requirements of the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3064, Goodwill and Intangible Assets. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

Inventories

Effective February 1, 2008 the Company adopted CICA Section 3031 Inventories. This change in accounting policy was implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. The transitional adjustments resulting from the implementation of Section 3031 were recognized in the 2008 opening balance of retained earnings. The Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

3. Inventories

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended October 31, 2009 is $256,805 (October 31, 2008 - $254,461) of inventories recognized as an expense which includes $335 (October 31, 2008 - $207) for the write-down of inventories as a result of net realizable value being lower than cost. For the nine months ended October 31, 2009, $765,815 (nine months ended October 31, 2008- $722,855) of inventories is recognized as an expense which includes $972 (October 31, 2008 - $866) for the write-down of inventories as a result of net realizable value being below cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost during the periods ending October 31, 2009 or 2008.

4. Bank Advances

International Operations have available demand, revolving loan facilities of US$15,000 secured by a floating charge against certain accounts receivable and inventories of the International Operations. At October 31, 2009, the International Operations had drawn US$3,196 (October 31, 2008 - US$7,400) on the facility.

5. Long-term Debt

	October 31 2009	October 31 2008	January 31 2009
Senior notes [1]	**$ 74,316**	$ 47,778	$ 48,411
Revolving loan facilities [2]	**90,799**	98,215	90,031
Non-revolving loan facilities [3]	**56,025**	63,258	64,293
Notes payable [4]	**5,745**	1,851	1,799
Obligations under capital lease [5]	**1,801**	2,603	2,518
	228,686	213,705	207,052
Less: Current portion of long-term debt	**960**	48,671	49,327
	$ 227,726	$ 165,034	$ 157,725

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term Debt (continued)

(1) The Company issued US$70,000 senior notes on June 15, 2009 which mature June 15, 2014 and bear interest at a rate of 6.55%, payable semi-annually. The US$39,000 senior notes which matured on June 15, 2009, bore interest at 5.89%, payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$28,000 (October 31, 2008 - US$9,000) of its senior notes at LIBOR plus a spread. The interest rate swap matures June 15, 2014.

(2) Canadian Operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior notes . These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At October 31, 2009, the Company has drawn $90,799 (October 31, 2008 - $98,215) on these facilities.

(3) International Operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior notes . These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At October 31, 2009 the Company had drawn US$52,000 (October 31, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,255 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The note payable in the amount of US$4,077 bears an interest rate of 5.75% and is repayable in blended principal and interest payments of US$350 annually. The notes payable mature in 2013, 2015 and 2029.

(5) The obligation under capital leases of US$1,672 (October 31, 2008 - US$2,140) is repayable in blended principal and interest payments of US$634 annually.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are recorded as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 550,777 units (October 31, 2008 - 655,777) of the Fund with a quoted value at October 31, 2009 of $9,352 (October 31, 2008 - $11,148). Loans receivable at October 31, 2009 of $9,453 (October 31, 2008 - $11,407) are recorded as a reduction of equity and mature on January 31, 2011. The maximum value of the loans receivable under the plan is currently limited to $15,000.

7. Accumulated Other Comprehensive Income

	October 31 2009	October 31 2008	January 31 2009
Balance, beginning of period	**$ 8,529**	$ 2,014	$ 2,014
Other comprehensive income (loss)	**(4,445)**	6,168	6,515
Accumulated other comprehensive income, end of period	**4,084**	8,182	8,529
Retained earnings, end of period	**124,650**	109,698	110,475
Total accumulated other comprehensive income and retained earnings	**$ 128,734**	$ 117,880	$ 119,004

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book value of the net investment in the self-sustaining foreign operation since the date of acquisition. The US$70,000 of senior notes have been designated as a hedge against the foreign operations.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Security-Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security-based compensation for the Trustee Deferred Unit Plan. The Deferred Unit Plan compensation expense recorded for the three months ended October 31, 2009 is $256 (three months ended October 31, 2008 - $260) and expense for the nine months ended October 31, 2009 is $484 (nine months ended October 31, 2008 - $276). The liability for the Deferred Unit Plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 31, 2009 is 95,321 (October 31, 2008 - 62,500). There were no deferred units settled in cash during the period.

Long Term Incentive Plans

The Company has Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended October 31, 2009 are $870 (three months ended October 31, 2008 - $450) and for the nine months ended October 31, 2009 are $1,674 (nine months ended October 31, 2008 - $1,572).

Unit Option Plan

The Company has implemented a Unit Option Plan that provides for the granting of options to certain officers. These unit options have tandem appreciation rights, enabling employees to exercise the option to acquire units or receive a cash payment equal to the excess of the fair market value of the Fund's units over the option price. These unit options are measured using the intrinsic value method, whereby a compensation liability is recorded over the vesting period in the amount by which the quoted market value of the units at the balance sheet date exceeds the exercise price of the unit options. The year-over-year change in the stock-based compensation liability is recognized in net earnings over the vesting period.

Under the terms of this plan, the Company may grant options up to 5% of its' issued and outstanding units. Options are issued at Fair Market Value based on the volume weighted average closing price of the Fund's units for the five trading days preceding the grant date. Unit options granted in 2009 vest on a graduated basis over five years and are exercisable over a period of ten years. On June 26, 2009 the Company granted 274,600 unit options with a weighted average option price of $15.25. The unit option compensation cost recorded for the period ended October 31, 2009 was $43 (October 31, 2008 - NIL).

A summary of the Company's unit option transactions is as follows:

	Number of options	Weighted average option price
Outstanding options, August 1, 2009	274,600	$ 15.25
Granted	-	-
Exercised	-	-
Forfeited or cancelled	-	-
Outstanding options, October 31, 2009	274,600	$ 15.25

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended October 31, 2009 is $650 (three months ended October 31, 2008 - $750) and the nine months ended October 31, 2009 is $1,950 (nine months ended October 31, 2008 - $2,250). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended October 31, 2009 of US$74 (three months ended October 31, 2008 - US$97) and for the nine months ended October 31, 2009 of US$249 (nine months ended October 31, 2008 - US$301).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees.
The distributions paid in cash for the three months ended October 31, 2009 are $16,449 and nine months ended October 31, 2009 $50,797 including a special distribution of $3,386 paid on February 20, 2009 to unitholders of record on December 31, 2008 (three months ended October 31, 2008 - $15,481 and nine months ended October 31, 2008 - $52,248 including a special distribution of $5,805 paid on February 22, 2008 to unitholders of record on December 31, 2007).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

11. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended October 31 2009	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
Sales				
Canada	**$ 231,783**	$ 225,961	**$ 673,700**	$ 663,579
International	**128,981**	133,120	**400,154**	353,328
Total	**$ 360,764**	$ 359,081	**$ 1,073,854**	$ 1,016,907
Net earnings before amortization, interest and income taxes				
Canada	**$ 26,685**	$ 23,743	**$ 70,568**	$ 66,519
International	**9,377**	9,779	**27,360**	23,567
Total	**$ 36,062**	$ 33,522	**$ 97,928**	$ 90,086
Net earnings before interest and income taxes				
Canada	**$ 19,884**	$ 17,711	**$ 50,657**	$ 48,446
International	**7,291**	7,685	**21,019**	17,996
Total	**$ 27,175**	$ 25,396	**$ 71,676**	$ 66,442
Total Assets				
Canada	**$ 446,497**	$ 404,784	**$ 446,497**	$ 404,784
International	**194,970**	199,945	**194,970**	199,945
Total	**$ 641,467**	$ 604,729	**$ 641,467**	$ 604,729

Canadian total assets includes property and equipment of $180,834 (October 31, 2008 - $164,613). International total assets includes property and equipment of $75,816 (October 31, 2008 - $73,114) and goodwill of $28,210 (October 31, 2008 - $30,685).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

13. Business Acquisitions

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

	Other [1]	Sitka April 6, 2009 [2]	Span Alaska Enterprises, Inc. March 3, 2008 [3]
Assets			
Accounts receivable	$ 2	$ 77	$ 2,284
Inventories	178	778	807
Prepaid expenses	2	-	17
Property and equipment	-	11,477	104
Other assets	3,050	-	5,674
Total Assets	$ 3,232	$ 12,332	$ 8,886
Liabilities			
Accounts payable and accrued expenses	-	179	1,230
Total Liabilities	$ -	$ 179	$ 1,230
Cash Consideration	$ 3,232	$ 12,153	$ 7,656

(1) In the third quarter of 2009, the Company acquired all of the issued and outstanding shares of two privately owned health products and services businesses with operations in Northern Canada for total cash consideration of $3,232.

(2) On April 6, 2009, the Company acquired the assets of a privately-owned retail mall and store in Sitka, Alaska, for consideration of $12,153.

(3) On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,466 paid during the three months ended October 31, 2008.

The above acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or recognition of other intangible assets.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Business Combinations

CICA HB 1582 - Business Combinations together with CICA HB 1601 - Consolidated Financial Statements and CICA HB 1602 - Non - Controlling Interest will be effective for the Company on a prospective basis for business combinations for which the acquisition date is on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

Financial Instruments - Disclosures

In June 2009, the CICA issued amendments to CICA HB 3862, "Financial Instruments - Disclosures." The amendments enhance disclosures by establishing a three level hierarchy for classifying financial instruments at fair value. Each level in the hierarchy reflects the relative reliabilty of the data an entity uses to measure the fair value of its financial instruments. The amendments are effective for fiscal years ending after September 30, 2009. This change is consistent with recent amendments to IFRS. The Company is currently assessing the impact of these amendments.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2009 THIRD QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports third quarter net earnings to October 31, 2009 of $25.0 million, an increase of 13.2% over last year's third quarter earnings of $22.1 million. Diluted earnings per unit improved to $0.51 compared to $0.46 last year.

Sales increased 0.5% to $360.8 million compared to the third quarter last year but were down 1.1%[1] on a same store basis. Food sales growth in the Canadian Operations partially offset weaker general merchandise sales across all banners.

The Trustees have approved a quarterly distribution of $0.34 per unit to unitholders of record on December 31, 2009.

On behalf of the Trustees:



H. Sanford Riley
Chairman



Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Third quarter consolidated sales increased 0.5% to $360.8 million compared to $359.1 million in 2008 and were up 1.1% excluding the foreign exchange impact. On a same store basis, sales decreased 1.1%[1]. Food sales[1] increased 4.3% and were up 1.7% on a same store basis. General merchandise sales[1] decreased 9.5% and were down 10.3% on a same store basis. Sales were negatively impacted by the timing and amount of the Permanent Fund Dividend which was paid to residents of Alaska in the third quarter last year compared to the fourth quarter this year. Food sales growth in the Canadian Operations offset weaker general merchandise sales which continued to be challenged by lower discretionary consumer spending compared to the third quarter last year.

Cost of sales, selling and administrative expenses decreased 0.3% to $324.7 million and decreased 66 basis points as a percentage to sales compared to the third quarter of 2008. Lower operating expenses in Canada and lower cost of sales in the International Operations related to a decrease in same store sales more than offset the impact of new and non-comparable store expenses.

Trading profit[2] or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.6% to $36.1 million compared to $33.5 million in the third quarter last year. Food sales growth and lower operating expenses in Canada contributed to this gain.

---

[1] Excluding the foreign exchange impact
[2] See Non-GAAP Measures Section of Management's Discussion & Analysis

Amortization increased 9.4% to $8.9 million largely due to depreciation on new stores and capital expenditures incurred in the second half of last year. Interest expense decreased 41.4% to $1.4 million as a result of lower interest rates in the quarter compared to last year, which more than offset the impact of higher average debt levels in the quarter.

Net earnings increased $2.9 million or 13.2% to $25.0 million. Diluted earnings per unit were up 10.9% to $0.51 compared to $0.46 last year.

Year-to-Date

Year-to-date sales increased 5.6% to $1.074 billion compared to $1.017 billion in 2008 and were up 1.8% excluding the foreign exchange impact. On a same store basis, sales decreased 0.4%[1]. Food sales[1] increased 6.0% and were up 3.1% on a same store basis. General merchandise sales[1] decreased by 11.1% and were down 12.6% on a same store basis. Food sales growth largely offset weaker general merchandise sales across all banners.

Cost of sales, selling and administrative expenses increased 5.3% to $975.9 million but decreased 26 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 43% of the dollar increase. The impact of the weaker Canadian dollar on the translation of International Operations expenses contributed to the remaining dollar increase.

Trading profit or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.7% to $97.9 million compared to $90.1 million last year. Food sales growth and lower operating and administrative expenses were the leading factors contributing to the trading profit dollar increase. Amortization increased 11.0% to $26.3 million due in part to depreciation on new stores. Interest expense decreased 35.5% to $4.2 million as a result of lower interest rates compared to last year. Income taxes increased $1.7 million to $5.9 million largely due to higher earnings in the International Operations and a taxable foreign exchange gain in the Canadian Operations related to the refinancing of U.S. denominated long-term debt completed in the second quarter.

Net earnings increased $5.9 million or 10.5% to $61.6 million. Diluted earnings per unit increased 9.5% to $1.27 compared to $1.16 last year. A weaker Canadian dollar in the first half of the year positively impacted the conversion of earnings from the International Operations by $0.03 per unit on a fully diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 2.6% to $231.8 million from $226.0 million last year and were up 1.6% on a same store basis. Food sales increased 5.0% and were up 3.8% on a same store basis led by strong same store sales gains in our junior discount banner, Giant Tiger. Food sales improved in most categories with grocery, tobacco, and non-food categories contributing the largest gains. Convenience, ready-to-eat and value-priced private-label products also continued to drive food sales growth across all banners. Retail food inflation was approximately 2.0% with food cost inflation partially offset by continuing transportation cost deflation due to lower fuel surcharges compared to last year.

General merchandise sales were disappointing and were down 3.7% from last year and down 4.8% on a same store basis. Back to school spending did not meet expectations but sales firmed up in October, helped by more seasonal weather conditions and comparisons to weaker sales in the preceding year. Discretionary income growth in the north and durable good sales potential remained challenged although there are increasing signs of more necessity-related replacement spending in the fourth quarter.

The table below shows the quarterly sales blend for Canadian Operations for the past two years:

	2009	2008
Food	72.7%	71.1%
General merchandise	23.2%	24.8%
Other*	4.1%	4.1%

* Other sales include gas, fur and service charge revenues

Gross profit dollars were up only 0.4% due to the weak general merchandise sales and high markdowns to clear slow-moving merchandise. Operating expenses decreased 3.9% and were down 142 basis points as a percentage to sales largely due to staff productivity gains, savings from expense reduction initiatives such as energy conservation programs and an increase in financial service fee revenue.

Canadian trading profit increased 12.4% to $26.7 million and was 11.5% of sales compared to 10.5% of sales in the third quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International sales decreased $2.1 million or 1.8% to $119.8 million compared to $121.9 million in the third quarter last year. On a same store basis sales decreased 6.4%. Food sales increased 3.2% but were down 2.1% on a same store basis. Food sales in Alaska felt some impact from the Permanent Fund Dividend ("PFD") change described further below. Southern, island stores food sales softened due to two factors. The first was a one month disruption in the flow of merchandise through our Florida and California depots during the "go live" phase of our system conversion project. The second was a deteriorating economic climate and the effect this has had on tourism booking throughout the Caribbean and Hawaii. General merchandise sales decreased 25.3% and were down 25.4% on a same store basis. As expected our Alaska business struggled to capture sales compared to last year when a PFD of $3,269 was paid to residents in the third quarter compared to a PFD of $1,305 which was paid to residents in the fourth quarter this year. Fuel price relief for utility costs has not happened yet in rural Alaska and this was an additional factor that affected spending as consumers continued to prioritize their spending capacity on food and other basic necessities.

The table below shows the quarterly sales blend for International Operations for the past two years:

	2009	2008
Food	86.3%	82.1%
General merchandise	12.8%	16.9%
Other*	0.9%	1.0%

* Other sales include gas and service charge revenues

Gross profit dollars decreased 1.6% due to lower sales even though gross profit rates improved marginally in the quarter compared to last year. Operating expense dollars increased 1.8% compared to the third quarter last year and increased 68 basis points as a percent to sales. Higher staff costs as a percentage of sales and a decrease in debt loss recoveries related to the timing of the PFD were partially offset by a reduction in energy-related occupancy costs in southern island store locations resulting from lower utility rates and high-payback investments in store re-lamping.

Trading profit decreased 4.1% to $8.7 million compared to $9.0 million last year due to lower sales and higher operating expenses. Trading profit as a percent to sales was 7.2% compared to 7.4% in the third quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .81:1 compared to .82:1 last year. The debt-to-equity ratio at January 31, 2009 was .78:1.

Working capital increased $54.5 million compared to the third quarter last year primarily due to the decrease in the current portion of long-term debt resulting from the refinancing of US$39 million of senior notes which matured June 15, 2009.

Excluding the current portion of long-term debt related to the US$39 million senior notes, working capital increased $6.8 million or 3.8% over last year. The increase in cash is largely due to the timing of bank deposits in-transit. Accounts payable and accrued liabilities increased from the prior year largely due to the timing of payment of trade accounts payable and higher accrued expenses.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,810,000 compared to 47,722,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan as the units pledged as security for the loans are deducted from the issued and outstanding units of the Fund to determine the basic units outstanding. The weighted average fully diluted units outstanding for the quarter were 48,466,000 compared to 48,433,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities decreased $1.5 million to $25.9 million from $27.4 million last year. The decrease in cash flow from operating activities is due to the change in non-cash working capital largely resulting from an increase in inventories compared to the second quarter. Cash flow from operations[2] increased $3.1 million or 10.8% to $32.2 million due primarily to the increase in net earnings.

Cash used for investing activities in the quarter decreased to $13.2 million compared to $15.8 million last year largely due to the timing of capital asset purchases which was partially offset by two pharmacy and health service acquisitions.

Cash used for financing activities in the quarter was $5.9 million compared to $4.7 million last year. The change in bank advances is due to a reduction in the amount outstanding under the International Operations credit facility. The Fund paid distributions of $16.4 million, an increase of 6.3% compared to $15.5 million last year.

The increase in long-term debt is largely related to the refinancing of the Company's senior notes that matured on June 15, 2009. As previously announced, on June 15, 2009, the Company completed the private placement issuance of US$70 million 6.55% senior notes which will mature June 15, 2014. The net proceeds were used to repay the US$39 million senior notes which matured on June 15, 2009, to reduce bank debt and for general corporate purposes. The senior notes are secured by the assets of the Company.

The Company has designated the US$70 million senior notes as a hedge against its U.S. dollar investment in the International Operation. On June 15, 2009, the Company converted US$28 million of the senior notes from a fixed interest rate of 6.55% to a floating interest rate based on LIBOR plus negotiated spread.

The Canadian Operations have available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior notes. At October 31, 2009, the Company had drawn $90.8 million on these facilities.

The International Operations have available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior notes. At October 31, 2009, the Company had drawn US$52 million on these facilities. The International Operations also have available demand revolving loan facilities of US$15 million which are renewable annually. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At October 31, 2009, the Company had US$3.2 million in bank advances drawn on these facilities.

The credit facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At October 31, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $64 million range (2008 - $49.4 million) reflecting new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- Giant Tiger stores were opened in Edmonton, Alberta on September 26, 2009 and in Leduc, Alberta on November 21, 2009 bringing the total number of Giant Tiger banner stores to 31.
- Two smaller health service acquisitions were completed in the quarter. One was a pharmacy business in Buffalo Narrows, Saskatchewan and the other a physician management service with expertise in remote communities served by NWC in Canada.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.34 per unit to unitholders of record on December 31, 2009, distributable by January 15, 2010.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses. In addition to the $0.34 per unit distribution declared above, a special year-end distribution will be declared to unitholders of record on December 31, 2009 and distributable by February 19, 2010 if the taxable income of the Fund exceeds the cumulative distributions for the year.

STRUCTURE OF THE FUND

As previously noted in the 2008 Management's Discussion & Analysis and Consolidated Financial Statements report, Management and the Board of Trustees has been reviewing the impact of the specified investment flow-through entities ("SIFT") Tax Rules and the related tax implications on the Fund. The SIFT Rules impose a new entity-level tax on distributions from certain SIFTs such as the Fund commencing January 1, 2011. Our current assessment is that the Fund should remain structured as a trust until this date at which time we expect to complete a tax-deferred conversion into a publicly-traded share corporation. Upon converting back to a corporate structure, it is the Company's intention to pay quarterly dividends of approximately the after-tax amount of the quarterly distributions prior to conversion.

OUTLOOK

The improving trend our Canadian food sales experienced in the latter part of our third quarter is continuing in the fourth quarter. General merchandise sales in Canada are also on trend with our third quarter with a potential upside in December if seasonal weather conditions return. Alaska same store sales have recovered from the sharp third quarter decline related to the timing of the PFD, but will continue to be impacted by challenging economic conditions in the fourth quarter. System issues from the third quarter have been resolved and this should help food sales in our island stores, which have slowed due to a decline in tourism. New stores, wholesale growth, margin gains and operating expense reductions are also expected to help drive performance in the quarter.

The Company will be making a special contribution to its defined benefit pension plan in the fourth quarter to reduce the unfunded liability of the plan. The amount of the special contribution will depend on the performance of the pension plan assets in the fourth quarter, however we anticipate the payment will be in the range of $3 million to $5 million. The additional pension contribution will reduce the taxable income of The North West Company LP and the amount of income available for a special distribution from the Fund to unitholders of record on December 31, 2009.

QUARTERLY RESULTS OF OPERATIONS

In 2009, the quarters have the same number of days of operations as 2008 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
	92 days	92 days	92 days	92 days	89 days	90 days	92 days	92 days
($ in millions)	2009	2008	2009	2008	2009	2008	2008	2007
Sales	$360.8	$359.1	$367.5	$342.4	$345.6	$315.5	$375.7	$318.0
Trading profit	36.1	33.5	34.3	30.6	27.5	25.9	32.2	31.5
Net earnings	25.0	22.1	20.5	18.4	16.1	15.2	19.6	18.9
Net earnings per unit:								
Basic	0.52	0.46	0.43	0.39	0.34	0.32	0.41	0.39
Diluted	0.51	0.46	0.43	0.38	0.33	0.32	0.40	0.39

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance of achieving the control objectives. There have been no changes in the internal controls over financial reporting during the quarter ended October 31, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009 the Company adopted EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" issued by the Canadian Institute of Chartered Accountants. This Abstract requires entities to consider both its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies are also required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS.

The adoption of IFRS will have an impact on the Company's accounting, financial statements and disclosures, information systems and internal controls over financial reporting. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented. The International Accounting Standards Board (IASB) is continuing to work on new accounting standards or changes to previously issued accounting standards including post retirement benefits and pension accounting, leases, income taxes, financial instruments, and fair value measurement that could have an impact on the Company's IFRS compliant financial statements. The Company continues to monitor the changes to accounting standards proposed by the IASB and assess the impact of those changes. At this time, the impact of IFRS on the Company's future financial position cannot be quantified, however such impacts may be material upon final determination.

The Company commenced its IFRS conversion project in 2008. The project plan contains milestones and timelines to ensure a timely conversion. The IFRS conversion project consists of four main phases: Phase One - Project Plan and Scope; Phase Two - Detailed Impact Assessment; Phase Three - Conversion Plan; and Phase 4 - Policy Selection and Implementation. The IFRS project team is led by the Chief Financial Officer supported by a project manager and a combination of internal and external resources. Progress updates are provided to the Audit Committee of the Board of Trustees on a quarterly basis.

To date the Company has completed Phase One and Phase Two, comprised of: a project plan, a diagnostic assessment of the financial statement components that will be impacted and a priority ranking of those differences identified; a comprehensive analysis of the major differences between Canadian GAAP and IFRS applicable to the Company; and identification of accounting policy alternatives.

Work continues on Phase Three and Phase Four. Substantial progress has been made on Phase Three – Conversion Plan which includes an analysis of accounting policy alternatives and transition elections and exemptions available under IFRS. Concurrently, the Company also analyzes the impact of IFRS on: the design and development of systems and processes to support the implementation of IFRS, including internal controls over financial reporting; and an assessment of the impact of IFRS on key performance measures, financial covenants, contractual agreements, incentive plans and budgeting. Phase Four – Policy Selection and Implementation involves the final selection and approval of accounting policies and transition elections and exemptions and the development of IFRS compliant financial statements and notes.

The Company continues to invest in resources and training to facilitate a timely conversion. Training for finance personnel consists of courses provided by external advisors as well as internally led training. The Company's IFRS project continues to be on target to meet the changeover date.

Business Combinations
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued CICA HB 1582 – Business Combinations together with CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests. These new standards will be effective for the Company on a prospective basis for business combinations occurring on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate the harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

Financial Instruments – Disclosures
In June 2009, the CICA issued amendments to CICA HB 3862, "Financial Instruments – Disclosures." The amendments enhance disclosures by establishing a three level hierarchy for classifying financial instruments measured at fair value. Each level in the hierarchy reflects the relative reliability of the data an entity uses to measure the fair value of its financial instruments. The amendments are effective for fiscal years ending after September 30, 2009. This change is consistent with recent amendments to IFRS. The Company is currently assessing the impact of these amendments.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2009	2008	2009	2008
Net earnings	$ 24,970	$ 22,065	$ 61,586	$ 55,734
Add: Amortization	8,887	8,126	26,252	23,644
Interest expense	1,398	2,385	4,198	6,510
Income taxes	807	946	5,892	4,198
Trading profit	$ 36,062	$ 33,522	$ 97,928	$ 90,086

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2009	2008	2009	2008
Cash flow from operating activities	$ 25,871	$ 27,418	$ 70,286	$ 49,237
Non-cash items:				
Change in other non-cash items	2,387	530	2,432	2,750
Change in non-cash working capital	3,909	1,074	11,576	26,481
Cash flow from operations	$ 32,167	$ 29,022	$ 84,294	$ 78,468

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 10, 2009.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Fund's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report and in the Fund's Annual Information Form available on SEDAR at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Fund has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.


THE
NORTH WEST
COMPANY

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean.

NEWS RELEASE – FOR IMMEDIATE RELEASE

North West Company Fund Announces Third Quarter Earnings and a Distribution

Winnipeg, December 10, 2009: North West Company Fund (the "Fund") today reported 2009 third quarter earnings of $25.0 million for the period ended October 31, 2009. The Fund also announces a quarterly distribution of $0.34 per unit to unitholders of record on December 31, 2009, distributable by January 15, 2010.

Report to Unitholders

The North West Company Fund reports third quarter net earnings to October 31, 2009 of $25.0 million, an increase of 13.2% over last year's third quarter earnings of $22.1 million. Diluted earnings per unit improved to $0.51 compared to $0.46 last year.

Sales increased 0.5% to $360.8 million compared to the third quarter last year but were down 1.1%[1] on a same store basis. Food sales growth in the Canadian Operations partially offset weaker general merchandise sales across all banners.

The Trustees have approved a quarterly distribution of $0.34 per unit to unitholders of record on December 31, 2009.

"Food sales in Canada and expense management across all of our store banners were key drivers for us in the third quarter," commented Edward Kennedy, President and CEO. "Overall our customers remain constrained with their spending and this will continue to challenge us to create more productivity and compelling merchandise programs in our business."

[1] Excluding the foreign exchange impact

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Third quarter consolidated sales increased 0.5% to $360.8 million compared to $359.1 million in 2008 and were up 1.1% excluding the foreign exchange impact. On a same store basis, sales decreased 1.1%[1]. Food sales[1] increased 4.3% and were up 1.7% on a same store basis. General merchandise sales[1] decreased 9.5% and were down 10.3% on a same store basis. Sales were negatively impacted by the timing and amount of the Permanent Fund Dividend which was paid to residents of Alaska in the third quarter last year compared to the fourth quarter this year. Food sales growth in the Canadian Operations offset weaker general merchandise sales which continued to be challenged by lower discretionary consumer spending compared to the third quarter last year.

Cost of sales, selling and administrative expenses decreased 0.3% to $324.7 million and decreased 66 basis points as a percentage to sales compared to the third quarter of 2008. Lower operating expenses in Canada and lower cost of sales in the International Operations related to a decrease in same store sales more than offset the impact of new and non-comparable store expenses.

Trading profit[2] or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.6% to $36.1 million compared to $33.5 million in the third quarter last year. Food sales growth and lower operating expenses in Canada contributed to this gain.

Amortization increased 9.4% to $8.9 million largely due to depreciation on new stores and capital expenditures incurred in the second half of last year. Interest expense decreased 41.4% to $1.4 million as a result of lower interest rates in the quarter compared to last year, which more than offset the impact of higher average debt levels in the quarter.

Net earnings increased $2.9 million or 13.2% to $25.0 million. Diluted earnings per unit were up 10.9% to $0.51 compared to $0.46 last year.

Year-to-Date

Year-to-date sales increased 5.6% to $1.074 billion compared to $1.017 billion in 2008 and were up 1.8% excluding the foreign exchange impact. On a same store basis, sales decreased 0.4%[1]. Food sales[1] increased 6.0% and were up 3.1% on a same store basis. General merchandise sales[1] decreased by 11.1% and were down 12.6% on a same store basis. Food sales growth largely offset weaker general merchandise sales across all banners.

Cost of sales, selling and administrative expenses increased 5.3% to $975.9 million but decreased 26 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 43% of the dollar increase. The impact of the weaker Canadian dollar on the translation of International Operations expenses contributed to the remaining dollar increase.

[2] See Non-GAAP Measures Section of Management's Discussion & Analysis

Trading profit or earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.7% to $97.9 million compared to $90.1 million last year. Food sales growth and lower operating and administrative expenses were the leading factors contributing to the trading profit dollar increase. Amortization increased 11.0% to $26.3 million due in part to depreciation on new stores. Interest expense decreased 35.5% to $4.2 million as a result of lower interest rates compared to last year. Income taxes increased $1.7 million to $5.9 million largely due to higher earnings in the International Operations and a taxable foreign exchange gain in the Canadian Operations related to the refinancing of U.S. denominated long-term debt completed in the second quarter.

Net earnings increased $5.9 million or 10.5% to $61.6 million. Diluted earnings per unit increased 9.5% to $1.27 compared to $1.16 last year. A weaker Canadian dollar in the first half of the year positively impacted the conversion of earnings from the International Operations by $0.03 per unit on a fully diluted basis.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 2.6% to $231.8 million from $226.0 million last year and were up 1.6% on a same store basis. Food sales increased 5.0% and were up 3.8% on a same store basis led by strong same store sales gains in our junior discount banner, Giant Tiger. Food sales improved in most categories with grocery, tobacco, and non-food categories contributing the largest gains. Convenience, ready-to-eat and value-priced private-label products also continued to drive food sales growth across all banners. Retail food inflation was approximately 2.0% with food cost inflation partially offset by continuing transportation cost deflation due to lower fuel surcharges compared to last year.

General merchandise sales were disappointing and were down 3.7% from last year and down 4.8% on a same store basis. Back to school spending did not meet expectations but sales firmed up in October, helped by more seasonal weather conditions and comparisons to weaker sales in the preceding year. Discretionary income growth in the north and durable good sales potential remained challenged although there are increasing signs of more necessity-related replacement spending in the fourth quarter.

The table below shows the quarterly sales blend for Canadian Operations for the past two years:

	2009	2008
Food	72.7%	71.1%
General merchandise	23.2%	24.8%
Other*	4.1%	4.1%

* Other sales include gas, fur and service charge revenues

Gross profit dollars were up only 0.4% due to the weak general merchandise sales and high markdowns to clear slow-moving merchandise. Operating expenses decreased 3.9% and were down 142 basis points as a percentage to sales largely due to staff productivity gains, savings from expense reduction initiatives such as energy conservation programs and an increase in financial service fee revenue.

Canadian trading profit increased 12.4% to $26.7 million and was 11.5% of sales compared to 10.5% of sales in the third quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International sales decreased $2.1 million or 1.8% to $119.8 million compared to $121.9 million in the third quarter last year. On a same store basis sales decreased 6.4%. Food sales increased 3.2% but were down 2.1% on a same store basis. Food sales in Alaska felt some impact from the Permanent Fund Dividend ("PFD") change described further below. Southern, island stores food sales softened due to two factors. The first was a one month disruption in the flow of merchandise

through our Florida and California depots during the "go live" phase of our system conversion project. The second was a deteriorating economic climate and the effect this has had on tourism booking throughout the Caribbean and Hawaii. General merchandise sales decreased 25.3% and were down 25.4% on a same store basis. As expected our Alaska business struggled to capture sales compared to last year when a PFD of $3,269 was paid to residents in the third quarter compared to a PFD of $1,305 which was paid to residents in the fourth quarter this year. Fuel price relief for utility costs has not happened yet in rural Alaska and this was an additional factor that affected spending as consumers continued to prioritize their spending capacity on food and other basic necessities.

The table below shows the quarterly sales blend for International Operations for the past two years:

	2009	2008
Food	86.3%	82.1%
General merchandise	12.8%	16.9%
Other*	0.9%	1.0%

* Other sales include gas and service charge revenues

Gross profit dollars decreased 1.6% due to lower sales even though gross profit rates improved marginally in the quarter compared to last year. Operating expense dollars increased 1.8% compared to the third quarter last year and increased 68 basis points as a percent to sales. Higher staff costs as a percentage of sales and a decrease in debt loss recoveries related to the timing of the PFD were partially offset by a reduction in energy-related occupancy costs in southern island store locations resulting from lower utility rates and high-payback investments in store re-lamping.

Trading profit decreased 4.1% to $8.7 million compared to $9.0 million last year due to lower sales and higher operating expenses. Trading profit as a percent to sales was 7.2% compared to 7.4% in the third quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .81:1 compared to .82:1 last year. The debt-to-equity ratio at January 31, 2009 was .78:1.

Working capital increased $54.5 million compared to the third quarter last year primarily due to the decrease in the current portion of long-term debt resulting from the refinancing of US$39 million of senior notes which matured June 15, 2009.

Excluding the current portion of long-term debt related to the US$39 million senior notes, working capital increased $6.8 million or 3.8% over last year. The increase in cash is largely due to the timing of bank deposits in-transit. Accounts payable and accrued liabilities increased from the prior year largely due to the timing of payment of trade accounts payable and higher accrued expenses.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,810,000 compared to 47,722,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan as the units pledged as security for the loans are deducted from the issued and outstanding units of the Fund to determine the basic units outstanding. The weighted average fully diluted units outstanding for the quarter were 48,466,000 compared to 48,433,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities decreased $1.5 million to $25.9 million from $27.4 million last year. The decrease in cash flow from operating activities is due to the change in non-cash working capital largely resulting from an increase in inventories compared to the second quarter. Cash flow from operations[2] increased $3.1 million or 10.8% to $32.2 million due primarily to the increase in net earnings.

Cash used for investing activities in the quarter decreased to $13.2 million compared to $15.8 million last year largely due to the timing of capital asset purchases which was partially offset by two pharmacy and health service acquisitions.

Cash used for financing activities in the quarter was $5.9 million compared to $4.7 million last year. The change in bank advances is due to a reduction in the amount outstanding under the International Operations credit facility. The Fund paid distributions of $16.4 million, an increase of 6.3% compared to $15.5 million last year.

The increase in long-term debt is largely related to the refinancing of the Company's senior notes that matured on June 15, 2009. As previously announced, on June 15, 2009, the Company completed the private placement issuance of US$70 million 6.55% senior notes which will mature June 15, 2014. The net proceeds were used to repay the US$39 million senior notes which matured on June 15, 2009, to reduce bank debt and for general corporate purposes. The senior notes are secured by the assets of the Company.

The Company has designated the US$70 million senior notes as a hedge against its U.S. dollar investment in the International Operation. On June 15, 2009, the Company converted US$28 million of the senior notes from a fixed interest rate of 6.55% to a floating interest rate based on LIBOR plus negotiated spread.

The Canadian Operations have available extendible, committed, revolving loan facilities of $140 million that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge on the assets of the Company and rank pari passu with the senior notes. At October 31, 2009, the Company had drawn $90.8 million on these facilities.

The International Operations have available extendible, committed, non-revolving loan facilities of US$52 million that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior notes. At October 31, 2009, the Company had drawn US$52 million on these facilities. The International Operations also have available demand revolving loan facilities of US$15 million which are renewable annually. These loans are secured by a floating charge against certain accounts receivable and inventories of the International Operations. At October 31, 2009, the Company had US$3.2 million in bank advances drawn on these facilities.

The credit facilities and senior notes contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At October 31, 2009, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2009 are expected to be in the $64 million range (2008 - $49.4 million) reflecting new stores, store renovation and energy conservation projects, new gas bars, pharmacy acquisitions and openings, system upgrades, and a major head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund

operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- Giant Tiger stores were opened in Edmonton, Alberta on September 26, 2009 and in Leduc, Alberta on November 21, 2009 bringing the total number of Giant Tiger banner stores to 31.
- Two smaller health service acquisitions were completed in the quarter. One was a pharmacy business in Buffalo Narrows, Saskatchewan and the other a physician management service with expertise in remote communities served by NWC in Canada.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.34 per unit to unitholders of record on December 31, 2009, distributable by January 15, 2010.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2009 will continue to represent taxable income.

In determining the quarterly distributions the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter, distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of The North West Company LP less Fund expenses. In addition to the $0.34 per unit distribution declared above, a special year-end distribution will be declared to unitholders of record on December 31, 2009 and distributable by February 19, 2010 if the taxable income of the Fund exceeds the cumulative distributions for the year.

STRUCTURE OF THE FUND

As previously noted in the 2008 Management's Discussion & Analysis and Consolidated Financial Statements report, Management and the Board of Trustees has been reviewing the impact of the specified investment flow-through entities ("SIFT") Tax Rules and the related tax implications on the Fund. The SIFT Rules impose a new entity-level tax on distributions from certain SIFTs such as the Fund commencing January 1, 2011. Our current assessment is that the Fund should remain structured as a trust until this date at which time we expect to complete a tax-deferred conversion into a publicly-traded share corporation. Upon converting back to a corporate structure, it is the Company's intention to pay quarterly dividends of approximately the after-tax amount of the quarterly distributions prior to conversion.

OUTLOOK

The improving trend our Canadian food sales experienced in the latter part of our third quarter is continuing in the fourth quarter. General merchandise sales in Canada are also on trend with our third quarter with a potential upside in December if seasonal weather conditions return. Alaska same store sales have recovered from the sharp third quarter decline related to the timing of the PFD, but will continue to be impacted by challenging economic conditions in the fourth quarter. System issues from the third quarter have been resolved and this should help food sales in our island stores, which have slowed due to a decline in tourism. New stores, wholesale growth, margin gains and operating expense reductions are also expected to help drive performance in the quarter.

The Company will be making a special contribution to its defined benefit pension plan in the fourth quarter to reduce the unfunded liability of the plan. The amount of the special contribution will depend on the performance of the pension plan assets in the fourth quarter, however we anticipate the payment will be in the range of $3 million to $5 million. The additional pension contribution will reduce the taxable income of The North West Company LP and the amount of income available for a special distribution from the Fund to unitholders of record on December 31, 2009.

QUARTERLY RESULTS OF OPERATIONS

In 2009, the quarters have the same number of days of operations as 2008 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
	92 days	92 days	92 days	92 days	89 days	90 days	92 days	92 days
($ in millions)	2009	2008	2009	2008	2009	2008	2008	2007
Sales	$360.8	$359.1	$367.5	$342.4	$345.6	$315.5	$375.7	$318.0
Trading profit	36.1	33.5	34.3	30.6	27.5	25.9	32.2	31.5
Net earnings	25.0	22.1	20.5	18.4	16.1	15.2	19.6	18.9
Net earnings per unit:								
Basic	0.52	0.46	0.43	0.39	0.34	0.32	0.41	0.39
Diluted	0.51	0.46	0.43	0.38	0.33	0.32	0.40	0.39

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the holiday selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to management in a timely manner so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined

to be designed effectively can only provide reasonable assurance of achieving the control objectives. There have been no changes in the internal controls over financial reporting during the quarter ended October 31, 2009 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009 the Company adopted EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" issued by the Canadian Institute of Chartered Accountants. This Abstract requires entities to consider both its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

International Financial Reporting Standards

The Canadian Accounting Standards Board requires all publicly accountable enterprises to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies are also required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter beginning February 1, 2011 when the Company will prepare comparative financial statements using IFRS.

The adoption of IFRS will have an impact on the Company's accounting, financial statements and disclosures, information systems and internal controls over financial reporting. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented. The International Accounting Standards Board (IASB) is continuing to work on new accounting standards or changes to previously issued accounting standards including post retirement benefits and pension accounting, leases, income taxes, financial instruments, and fair value measurement that could have an impact on the Company's IFRS compliant financial statements. The Company continues to monitor the changes to accounting standards proposed by the IASB and assess the impact of those changes. At this time, the impact of IFRS on the Company's future financial position cannot be quantified, however such impacts may be material upon final determination.

The Company commenced its IFRS conversion project in 2008. The project plan contains milestones and timelines to ensure a timely conversion. The IFRS conversion project consists of four main phases: Phase One - Project Plan and Scope; Phase Two - Detailed Impact Assessment; Phase Three - Conversion Plan; and Phase 4 - Policy Selection and Implementation. The IFRS project team is led by the Chief Financial Officer supported by a project manager and a combination of internal and external resources. Progress updates are provided to the Audit Committee of the Board of Trustees on a quarterly basis.

To date the Company has completed Phase One and Phase Two, comprised of: a project plan, a diagnostic assessment of the financial statement components that will be impacted and a priority ranking of those differences identified; a comprehensive analysis of the major differences between Canadian GAAP and IFRS applicable to the Company; and identification of accounting policy alternatives.

Work continues on Phase Three and Phase Four. Substantial progress has been made on Phase Three – Conversion Plan which includes an analysis of accounting policy alternatives and transition elections and exemptions available under IFRS. Concurrently, the Company also analyzes the impact of IFRS on: the design and development of systems and processes to support the implementation of IFRS, including internal controls over financial reporting; and an assessment of the impact of IFRS on key performance measures, financial covenants, contractual agreements, incentive plans and budgeting. Phase Four – Policy Selection and Implementation involves the final selection and approval of accounting policies and transition elections and exemptions and the development of IFRS compliant financial statements and notes.

The Company continues to invest in resources and training to facilitate a timely conversion. Training for finance personnel consists of courses provided by external advisors as well as internally led training. The Company's IFRS project continues to be on target to meet the changeover date.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued CICA HB 1582 – Business Combinations together with CICA HB 1601 – Consolidated Financial Statements and CICA HB 1602 – Non-Controlling Interests. These new standards will be effective for the Company on a prospective basis for business combinations occurring on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate the harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

Financial Instruments – Disclosures

In June 2009, the CICA issued amendments to CICA HB 3862, "Financial Instruments – Disclosures." The amendments enhance disclosures by establishing a three level hierarchy for classifying financial instruments measured at fair value. Each level in the hierarchy reflects the relative reliability of the data an entity uses to measure the fair value of its financial instruments. The amendments are effective for fiscal years ending after September 30, 2009. This change is consistent with recent amendments to IFRS. The Company is currently assessing the impact of these amendments.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

($ in thousands)	Third Quarter 2009	Third Quarter 2008	Year-to-Date 2009	Year-to-Date 2008
Net earnings	$ 24,970	$ 22,065	$ 61,586	$ 55,734
Add: Amortization	8,887	8,126	26,252	23,644
Interest expense	1,398	2,385	4,198	6,510
Income taxes	807	946	5,892	4,198
Trading profit	$ 36,062	$ 33,522	$ 97,928	$ 90,086

For trading profit information by business segment, refer to Note 11 Segmented Information in the Notes to the unaudited interim period Consolidated Financial Statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that, in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	Third Quarter 2009	Third Quarter 2008	Year-to-Date 2009	Year-to-Date 2008
Cash flow from operating activities	$ 25,871	$ 27,418	$ 70,286	$ 49,237
Non-cash items:				
Change in other non-cash items	2,387	530	2,432	2,750
Change in non-cash working capital	3,909	1,074	11,576	26,481
Cash flow from operations	$ 32,167	$ 29,022	$ 84,294	$ 78,468

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 10, 2009.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing

business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Fund's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report and in the Fund's Annual Information Form available on SEDAR at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Fund has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 227 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of Cdn. $1.4 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1317; email lcharriere@northwest.ca

John King, Vice-President, Finance, The North West Company
Phone 204-934-1397; fax 204-934-1317; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**October 31 2009**	October 31 2008	January 31 2009
ASSETS			
Current assets			
Cash	**$ 36,298**	$ 28,121	$ 25,730
Accounts receivable	**61,809**	59,676	68,485
Inventories (Notes 2, 3)	**197,442**	198,231	181,780
Prepaid expenses	**6,668**	6,513	5,845
Future income taxes	**4,630**	447	3,248
Total Current Assets	**306,847**	292,988	285,088
Property and equipment	**256,650**	237,727	248,856
Other assets	**22,626**	21,266	20,360
Intangible assets	**18,904**	15,032	15,900
Goodwill	**28,210**	30,685	32,372
Future income taxes	**8,230**	7,031	6,597
Total Assets	**$ 641,467**	$ 604,729	$ 609,173
LIABILITIES			
Current liabilities			
Bank advances (Note 4)	**$ 3,444**	$ 9,002	$ 5,974
Accounts payable and accrued liabilities	**113,274**	102,857	116,297
Income taxes payable	**5,427**	3,194	2,549
Current portion of long-term debt (Note 5)	**960**	48,671	49,327
Total Current Liabilities	**123,105**	163,724	174,147
Long-term debt (Note 5)	**227,726**	165,034	157,725
Other long-term liabilities	**4,653**	2,798	2,891
Total Liabilities	**355,484**	331,556	334,763
EQUITY			
Capital	**165,133**	165,133	165,133
Unit purchase loan plan (Note 6)	**(9,453)**	(11,407)	(11,296)
Contributed surplus	**1,569**	1,567	1,569
Retained earnings	**124,650**	109,698	110,475
Accumulated other comprehensive income (Note 7)	**4,084**	8,182	8,529
Total Equity	**285,983**	273,173	274,410
Total Liabilities and Equity	**$ 641,467**	$ 604,729	$ 609,173

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	**Three Months Ended October 31 2009**	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
SALES	**$ 360,764**	$ 359,081	**$ 1,073,854**	$ 1,016,907
Cost of sales, selling and administrative expenses	**(324,702)**	(325,559)	**(975,926)**	(926,821)
Net earnings before amortization, interest and income taxes	**36,062**	33,522	**97,928**	90,086
Amortization	**(8,887)**	(8,126)	**(26,252)**	(23,644)
	27,175	25,396	**71,676**	66,442
Interest	**(1,398)**	(2,385)	**(4,198)**	(6,510)
	25,777	23,011	**67,478**	59,932
Provision for income taxes	**(807)**	(946)	**(5,892)**	(4,198)
NET EARNINGS FOR THE PERIOD	**$ 24,970**	$ 22,065	**$ 61,586**	$ 55,734
Retained earnings, beginning of period as previously reported	**116,129**	103,114	**110,475**	100,526
Accounting policy changes (Note 2)	**-**	-	**-**	(119)
Retained earnings, as restated	**116,129**	103,114	**110,475**	100,407
Distributions (Note 10)	**(16,449)**	(15,481)	**(47,411)**	(46,443)
RETAINED EARNINGS, END OF PERIOD	**$ 124,650**	$ 109,698	**$ 124,650**	$ 109,698
NET EARNINGS PER UNIT				
Basic	**$ 0.52**	$ 0.46	**$ 1.29**	$ 1.17
Diluted	**$ 0.51**	$ 0.46	**$ 1.27**	$ 1.16
Weighted Average Number of Units Outstanding (000's)				
Basic	**47,810**	47,722	**47,780**	47,717
Diluted	**48,466**	48,433	**48,457**	48,427

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	**Three Months Ended October 31 2009**	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
NET EARNINGS	**$ 24,970**	$ 22,065	**$ 61,586**	$ 55,734
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**74**	5,586	**(4,445)**	6,168
Other comprehensive income (loss) (Note 7)	**74**	5,586	**(4,445)**	6,168
COMPREHENSIVE INCOME	**$ 25,044**	$ 27,651	**$ 57,141**	$ 61,902

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**Three Months Ended October 31 2009**	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 24,970**	$ 22,065	**$ 61,586**	$ 55,734
Non-cash items				
Amortization	**8,887**	8,126	**26,252**	23,644
Future income taxes	**(1,776)**	(1,833)	**(3,739)**	(1,677)
Unit purchase loan plan compensation (Note 8)	**-**	597	**-**	597
Amortization of deferred financing costs	**56**	47	**191**	140
Loss on disposal of property and equipment	**30**	20	**4**	30
	32,167	29,022	**84,294**	78,468
Change in non-cash working capital	**(3,909)**	(1,074)	**(11,576)**	(26,481)
Change in other non-cash items	**(2,387)**	(530)	**(2,432)**	(2,750)
Operating activities	**25,871**	27,418	**70,286**	49,237
Investing Activities				
Business acquisitions (Note 13)	**(3,232)**	(1,466)	**(15,385)**	(7,656)
Purchase of property and equipment	**(9,953)**	(14,384)	**(32,299)**	(28,152)
Proceeds from disposal of property and equipment	**6**	12	**14**	3,294
Investing activities	**(13,179)**	(15,838)	**(47,670)**	(32,514)
Financing Activities				
Change in bank advances and short-term notes	**(1,302)**	(1,772)	**(1,879)**	3,194
Net repayments under unit purchase loan plan	**524**	112	**1,843**	935
Increase in long-term debt	**11,401**	12,564	**83,335**	56,089
Repayment of long-term debt	**(113)**	(111)	**(44,550)**	(18,304)
Distributions (Note 10)	**(16,449)**	(15,481)	**(50,797)**	(52,248)
Financing activities	**(5,939)**	(4,688)	**(12,048)**	(10,334)
NET CHANGE IN CASH	**$ 6,753**	$ 6,892	**$ 10,568**	$ 6,389
Cash, beginning of period	**29,545**	21,229	**25,730**	21,732
CASH, END OF PERIOD	**$ 36,298**	$ 28,121	**$ 36,298**	$ 28,121
Supplemental disclosure of cash paid for:				
Interest expense	$ 373	$ 1,783	**$ 3,129**	$ 6,251
Income taxes	$ 2,158	$ 1,582	**$ 5,881**	$ 5,979

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS)

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2008 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2008 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Adopted in 2009

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective February 1, 2009, the Company adopted the requirements of EIC Abstract 173 Credit Risk and the Fair Value of Financial Assets and Liabilities. This Abstract requires entities to consider its own and counterparty credit risk in determining the fair value of its financial assets and liabilities, including derivative financial instruments. The adoption of this Abstract has had no material impact on the Company's results or financial position.

Adopted in 2008

Goodwill and Intangible Assets

Effective February 1, 2008, the Company adopted the requirements of the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) Section 3064, Goodwill and Intangible Assets. The Company was not required to adopt this new standard until the first quarter commencing February 1, 2009. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has had no material impact on the Company's financial statement disclosures, financial position or results from operations.

Inventories

Effective February 1, 2008 the Company adopted CICA Section 3031 Inventories. This change in accounting policy was implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. The transitional adjustments resulting from the implementation of Section 3031 were recognized in the 2008 opening balance of retained earnings. The Company recorded a decrease in opening inventories of $221, an increase in opening future income tax assets of $102, and a decrease to opening retained earnings of $119.

3. Inventories

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended October 31, 2009 is $256,805 (October 31, 2008 - $254,461) of inventories recognized as an expense which includes $335 (October 31, 2008 - $207) for the write-down of inventories as a result of net realizable value being lower than cost. For the nine months ended October 31, 2009, $765,815 (nine months ended October 31, 2008- $722,855) of inventories is recognized as an expense which includes $972 (October 31, 2008 - $866) for the write-down of inventories as a result of net realizable value being below cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost during the periods ending October 31, 2009 or 2008.

4. Bank Advances

International Operations have available demand, revolving loan facilities of US$15,000 secured by a floating charge against certain accounts receivable and inventories of the International Operations. At October 31, 2009, the International Operations had drawn US$3,196 (October 31, 2008 - US$7,400) on the facility.

5. Long-term Debt

	October 31 2009	October 31 2008	January 31 2009
Senior notes [1]	**$ 74,316**	$ 47,778	$ 48,411
Revolving loan facilities [2]	**90,799**	98,215	90,031
Non-revolving loan facilities [3]	**56,025**	63,258	64,293
Notes payable [4]	**5,745**	1,851	1,799
Obligations under capital lease [5]	**1,801**	2,603	2,518
	228,686	213,705	207,052
Less: Current portion of long-term debt	**960**	48,671	49,327
	$ 227,726	$ 165,034	$ 157,725

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Long-term Debt (continued)

(1) The Company issued US$70,000 senior notes on June 15, 2009 which mature June 15, 2014 and bear interest at a rate of 6.55%, payable semi-annually. The US$39,000 senior notes which matured on June 15, 2009, bore interest at 5.89%, payable semi-annually. The notes are secured by a floating charge against the assets of the Company. The Company has entered into an interest rate swap resulting in floating interest costs on US$28,000 (October 31, 2008 - US$9,000) of its senior notes at LIBOR plus a spread. The interest rate swap matures June 15, 2014.

(2) Canadian Operations have available extendible, committed, revolving loan facilities of $140,000 that mature on December 31, 2011. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior notes. These facilities bear interest at Bankers' Acceptances rates plus stamping fees or the Canadian prime rate. At October 31, 2009, the Company has drawn $90,799 (October 31, 2008 - $98,215) on these facilities.

(3) International Operations have available extendible, committed, non-revolving loan facilities of US$52,000 that mature on December 31, 2010. These facilities, which are extendible at the request of the Company and subject to lender approval, are secured by a floating charge against the assets of the Company and rank pari passu with the senior notes. These facilities bear interest at LIBOR plus stamping fees or the US prime rate. At October 31, 2009 the Company had drawn US$52,000 (October 31, 2008 - US$52,000) on these facilities.

(4) The notes payable in the amount of US$1,255 bear an interest rate of US prime plus 1% and have annual principal payments of US$267. The note payable in the amount of US$4,077 bears an interest rate of 5.75% and is repayable in blended principal and interest payments of US$350 annually. The notes payable mature in 2013, 2015 and 2029.

(5) The obligation under capital leases of US$1,672 (October 31, 2008 - US$2,140) is repayable in blended principal and interest payments of US$634 annually.

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are recorded as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 550,777 units (October 31, 2008 - 655,777) of the Fund with a quoted value at October 31, 2009 of $9,352 (October 31, 2008 - $11,148). Loans receivable at October 31, 2009 of $9,453 (October 31, 2008 - $11,407) are recorded as a reduction of equity and mature on January 31, 2011. The maximum value of the loans receivable under the plan is currently limited to $15,000.

7. Accumulated Other Comprehensive Income

	October 31 2009	October 31 2008	January 31 2009
Balance, beginning of period	$ **8,529**	$ 2,014	$ 2,014
Other comprehensive income (loss)	**(4,445)**	6,168	6,515
Accumulated other comprehensive income, end of period	**4,084**	8,182	8,529
Retained earnings, end of period	**124,650**	109,698	110,475
Total accumulated other comprehensive income and retained earnings	$ **128,734**	$ 117,880	$ 119,004

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book value of the net investment in the self-sustaining foreign operation since the date of acquisition. The US$70,000 of senior notes have been designated as a hedge against the foreign operations.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Security-Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security-based compensation for the Trustee Deferred Unit Plan. The Deferred Unit Plan compensation expense recorded for the three months ended October 31, 2009 is $256 (three months ended October 31, 2008 - $260) and expense for the nine months ended October 31, 2009 is $484 (nine months ended October 31, 2008 - $276). The liability for the Deferred Unit Plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 31, 2009 is 95,321 (October 31, 2008 - 62,500). There were no deferred units settled in cash during the period.

Long Term Incentive Plans

The Company has Long Term Incentive Plans (LTIPs) that provide for the granting of Restricted Share Units (RSU's) and Performance Share Units (PSU's) to officers and senior management. Each RSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period.

Each PSU entitles the participant to receive a cash payment equal to the market value of the number of notional units granted at the end of the vesting period multiplied by factors related to the achievement of specific performance based criteria. The associated compensation expense is recognized over the vesting period based on the estimated total compensation to be paid out at the end of the vesting period factoring in the probability of the performance criteria being met during that period.

Compensation costs related to the RSU's and PSU's for the three months ended October 31, 2009 are $870 (three months ended October 31, 2008 - $450) and for the nine months ended October 31, 2009 are $1,674 (nine months ended October 31, 2008 - $1,572).

Unit Option Plan

The Company has implemented a Unit Option Plan that provides for the granting of options to certain officers. These unit options have tandem appreciation rights, enabling employees to exercise the option to acquire units or receive a cash payment equal to the excess of the fair market value of the Fund's units over the option price. These unit options are measured using the intrinsic value method, whereby a compensation liability is recorded over the vesting period in the amount by which the quoted market value of the units at the balance sheet date exceeds the exercise price of the unit options. The year-over-year change in the stock-based compensation liability is recognized in net earnings over the vesting period.

Under the terms of this plan, the Company may grant options up to 5% of its' issued and outstanding units. Options are issued at Fair Market Value based on the volume weighted average closing price of the Fund's units for the five trading days preceding the grant date. Unit options granted in 2009 vest on a graduated basis over five years and are exercisable over a period of ten years. On June 26, 2009 the Company granted 274,600 unit options with a weighted average option price of $15.25. The unit option compensation cost recorded for the period ended October 31, 2009 was $43 (October 31, 2008 - NIL).

A summary of the Company's unit option transactions is as follows:

	Number of options	Weighted average option price
Outstanding options, August 1, 2009	274,600	$ 15.25
Granted	-	-
Exercised	-	-
Forfeited or cancelled	-	-
Outstanding options, October 31, 2009	274,600	$ 15.25

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended October 31, 2009 is $650 (three months ended October 31, 2008 - $750) and the nine months ended October 31, 2009 is $1,950 (nine months ended October 31, 2008 - $2,250). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended October 31, 2009 of US$74 (three months ended October 31, 2008 - US$97) and for the nine months ended October 31, 2009 of US$249 (nine months ended October 31, 2008 - US$301).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended October 31, 2009 are $16,449 and nine months ended October 31, 2009 $50,797 including a special distribution of $3,386 paid on February 20, 2009 to unitholders of record on December 31, 2008 (three months ended October 31, 2008 - $15,481 and nine months ended October 31, 2008 - $52,248 including a special distribution of $5,805 paid on February 22, 2008 to unitholders of record on December 31, 2007).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

11. Segmented Information

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended October 31 2009	Three Months Ended October 31 2008	**Nine Months Ended October 31 2009**	Nine Months Ended October 31 2008
Sales				
Canada	**$ 231,783**	$ 225,961	**$ 673,700**	$ 663,579
International	**128,981**	133,120	**400,154**	353,328
Total	**$ 360,764**	$ 359,081	**$ 1,073,854**	$ 1,016,907
Net earnings before amortization, interest and income taxes				
Canada	**$ 26,685**	$ 23,743	**$ 70,568**	$ 66,519
International	**9,377**	9,779	**27,360**	23,567
Total	**$ 36,062**	$ 33,522	**$ 97,928**	$ 90,086
Net earnings before interest and income taxes				
Canada	**$ 19,884**	$ 17,711	**$ 50,657**	$ 48,446
International	**7,291**	7,685	**21,019**	17,996
Total	**$ 27,175**	$ 25,396	**$ 71,676**	$ 66,442
Total Assets				
Canada	**$ 446,497**	$ 404,784	**$ 446,497**	$ 404,784
International	**194,970**	199,945	**194,970**	199,945
Total	**$ 641,467**	$ 604,729	**$ 641,467**	$ 604,729

Canadian total assets includes property and equipment of $180,834 (October 31, 2008 - $164,613). International total assets includes property and equipment of $75,816 (October 31, 2008 - $73,114) and goodwill of $28,210 (October 31, 2008 - $30,685).

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

13. Business Acquisitions

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

	Other [1]	Sitka April 6, 2009 [2]	Span Alaska Enterprises, Inc. March 3, 2008 [3]
Assets			
Accounts receivable	$ 2	$ 77	$ 2,284
Inventories	178	778	807
Prepaid expenses	2	-	17
Property and equipment	-	11,477	104
Other assets	3,050	-	5,674
Total Assets	$ 3,232	$ 12,332	$ 8,886
Liabilities			
Accounts payable and accrued expenses	-	179	1,230
Total Liabilities	$ -	$ 179	$ 1,230
Cash Consideration	$ 3,232	$ 12,153	$ 7,656

(1) In the third quarter of 2009, the Company acquired all of the issued and outstanding shares of two privately owned health products and services businesses with operations in Northern Canada for total cash consideration of $3,232.

(2) On April 6, 2009, the Company acquired the assets of a privately-owned retail mall and store in Sitka, Alaska, for consideration of $12,153.

(3) On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc. (Span), a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190 in cash consideration plus contingent cash consideration of $1,466 paid during the three months ended October 31, 2008.

The above acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or recognition of other intangible assets.

14. Future Accounting Standards

The CICA has issued the following new accounting standards:

Business Combinations

CICA HB 1582 - Business Combinations together with CICA HB 1601 - Consolidated Financial Statements and CICA HB 1602 - Non - Controlling Interest will be effective for the Company on a prospective basis for business combinations for which the acquisition date is on or after February 1, 2011. The new standards will align Canadian GAAP for business combinations and consolidated financial statements with IFRS. Early adoption is permitted and would facilitate harmonization of the accounting treatment of business combinations for the year-ended January 31, 2011 under both Canadian GAAP and IFRS.

Financial Instruments - Disclosures

In June 2009, the CICA issued amendments to CICA HB 3862, "Financial Instruments - Disclosures." The amendments enhance disclosures by establishing a three level hierarchy for classifying financial instruments at fair value. Each level in the hierarchy reflects the relative reliabilty of the data an entity uses to measure the fair value of its financial instruments. The amendments are effective for fiscal years ending after September 30, 2009. This change is consistent with recent amendments to IFRS. The Company is currently assessing the impact of these amendments.

15. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.